# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klarna Group plc, CIK 0002003292
CUSIP: G5279N105
Title of class of securities: Ordinary Shares, $0.0001 nominal value
Address of issuer's principal executive offices: 10 York Road, London, United Kingdom (X0), SE17ND
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097107

## Reporting persons
- Siemiatkowski Sebastian: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 28,555,512; shared voting power 0; sole dispositive power 28,555,512; shared dispositive power 0; aggregate amount beneficially owned 28,555,512 (7.49% of the class)
  Comment: Sole Voting Power and Sole Dispositive Power shown in Boxes 5 and 7:
  
  The number of ordinary shares is comprised of (i) 24,564,396 ordinary shares held by Double Sunday AB, (ii) 87,420 ordinary shares held by Flat Capital AB (publ), (iii) 962,460 ordinary shares issuable upon the exercise of options to acquire ordinary shares held by Mr. Siemiatkowski that are currently exercisable, and (iv) 2,941,236 ordinary shares issuable upon the exercise of Class C options to acquire ordinary shares held by Mr. Siemiatkowski that are currently exercisable. Mr. Siemiatkowski controls Double Sunday AB and Flat Capital AB (publ) and as such, he may be deemed to have voting and dispositive power with respect to the shares held by such entities.
  
  On October 30, 2025, Flat Capital AB (publ) acquired all of the shares held by Double Sunday AB.
  
  Under the beneficial ownership rules, the number of ordinary shares beneficially owned by Mr. Siemiatkowski as reported herein does not include ordinary shares issuable upon the vesting of restricted stock units or the exercise of options and warrants that are subject to vesting, settlement or exercise conditions that are not expected to occur within 60 days from September 30, 2025.
  
  Percent of Class Represented by Amount shown in Box 11:
  
  The percentage of ownership set forth above is based on 377,255,045 ordinary shares outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Klarna Group plc
Address of issuer's principal executive offices: 10 York Road, SE1 7ND London, United Kingdom

## Item 2. Person Filing
Name of person filing: Sebastian Siemiatkowski
Address of principal business office or, if none, residence: c/o Klarna Group plc, 10 York Road, SE1 7ND London, United Kingdom
Citizenship: Swedish

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
28,555,512 ordinary shares

Additionally, Mr. Siemiatkowski beneficially owns 24,651,816 Class B shares. Each Class B share is entitled to 10 votes per share. Class B shares are not transferable and are not exchangeable for or convertible into ordinary shares. Following certain transfers of interests in ordinary shares by holders of Class B shares or their affiliates, a related number of Class B shares will automatically convert into deferred shares, which have no voting rights. Class B shares automatically convert into deferred shares in certain other circumstances as well.
Percent of class: 7.49%
Sole power to vote or to direct the vote: 28,555,512
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,555,512
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Siemiatkowski Sebastian: /s/ Sebastian Siemiatkowski, Sebastian Siemiatkowski, Self (11/18/2025)